Exhibit 1

FIFTH AMENDMENT TO
CREDIT AGREEMENT

THIS FIFTH AMENDMENT (this “Amendment”) to the Credit Agreement, dated February 23, 2020 (as amended by the First Amendment to Credit Agreement, dated as of March 31, 2020, the Second Amendment to the Credit Agreement, dated as of August 12, 2020, the Third Amendment to the Credit Agreement, dated as of January 28, 2021 and the Fourth Amendment to the Credit Agreement, dated as of July 22, 2021, the “Original Credit Agreement,” and as amended by this Amendment and as it may be further amended, amended and restated or otherwise modified after the date hereof, the “Credit Agreement”), among REDHILL BIOPHARMA INC., a Delaware corporation (the “Borrower”), REDHILL BIOPHARMA LTD., a company incorporated under the laws of the State of Israel, as Guarantor (“Parent”), the Lenders (defined therein), HCR Collateral Management, LLC (“Agent” and together with the Borrower, Parent, the Lenders and Agent, the “Parties”), as Administrative Agent and those additional entities that hereafter become parties to the Credit Agreement in accordance with the terms thereof by executing a Joinder Agreement, is executed as of June 17, 2022 (the “Fifth Amendment Effective Date”). Capitalized terms not otherwise defined herein have the same meaning as in the Credit Agreement (and all rules governing terminology or interpretation set forth in the Credit Agreement are hereby incorporated by reference).

WHEREAS, the Borrower has requested that the Agent and the Lenders (i) waive the Existing Defaults, and (ii) amend the Original Credit Agreement as set forth herein, and the Agent and Lenders are willing to agree to such amendments on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in accordance with and pursuant to Section 11.01 of the Credit Agreement, the Lenders and the Borrower hereby agree as follows:

1.	Amendments to Original Credit Agreement.

(a)          The definition of “Interest Rate” in Section 1.01 of the Original Credit Agreement is hereby deleted in its entirety and replaced as follows:

““Interest Rate” means, as of any Interest Rate Determination Date, the per annum interest rate equal to the sum of (a) (i) 7.20% for the Interest Rate Determination Dates occurring during the fiscal quarters ending June 30, 2022 and September 31, 2022 and (ii) 6.70% for each other Interest Rate Determination Date; and (b) the LIBOR Rate as of such date.”

(b)          The following definition is hereby added to Section 1.01 of the Original Credit Agreement in appropriate alphabetical order:

““Territory Consultant” means a full time employee of RedHill Parent or Borrower responsible for a sales territory in the United States and responsible for detailing prescribing physicians to maintain or grow sales of one or more Products. For the avoidance of doubt, neither contract sales representatives, beyond the initial five (5) contract sales representatives, nor co-promotion representatives shall be considered Territory Consultants.”

(c)          A new Section 7.02(c) is hereby added to the Original Credit Agreement as follows:

“(c) The Administrative Agent shall have the right to request data regarding the Products from the Loan Parties that is within their possession or reasonable control at any time and from time to time, and the Loan Parties shall promptly (and in any event within ten (10) Business Days) provide the Administrative Agent with such data (which data will be accurate and complete to the best of the Loan Parties’ Knowledge), and shall make their Responsible Officers available to discuss such data with the Administrative Agent.”

(d)          Section 7.21(b) of the Original Credit Agreement is hereby deleted in its entirety and replaced as follows:

“(b) The Loan Parties shall Exploit or engage in the Exploitation of (i) Talicia and the Talicia Assets in accordance with the plan provided to the Administrative Agent prior to the Closing Date and attached hereto as Exhibit I; provided, that, for the avoidance of doubt, the number of Territory Consultants exclusively responsible for Talicia, the Specified Asset and Aemcolo being below (a) 76 Territory Consultants on or after the Effective Date through September 30, 2020, (b) 100 Territory Consultants from and after September 30, 2020, and (c) 119 Territory Consultants from and after April 1, 2022 (provided, that from June 17, 2022 through December 31, 2022, such number shall be 55 Territory Consultants), in each case for 60 consecutive days shall be a failure to perform and observe this Section 7.21, and (ii) the Specified Asset in accordance with the plan to be provided to the Administrative Agent prior to the Tranche B Funding Date pursuant to Section 5.03(a)(ii).”

(e)          Section 8.18 of the Original Credit Agreement is hereby deleted in its entirety and replaced as follows:

“8.18  Minimum Net Sales.

(a)          Permit Net Sales for any trailing four fiscal quarter period to be less than the amount shown in the table below for each applicable fiscal quarter, measured quarterly as of the last day of such fiscal quarter:

Fiscal Quarter Ending:	Minimum Net Sales:
June 30, 2022 and September 31, 2022	$75,000,000
December 31, 2022 and each fiscal quarter thereafter	$90,000,000

(b)          Permit Net Sales attributable to the Specified Asset for any trailing four fiscal quarter period starting with the fiscal quarter ending June 30, 2022, to be less than $14,000,000 per quarter, measured quarterly as of the last day of such fiscal quarter.”

(f)          A new Section 8.19 is hereby added to the Original Credit Agreement as follows:

“8.19 Specified Asset Operating Covenant. Do any of the following without the Administrative Agent’s prior written consent in each case (not to be unreasonably withheld or delayed):

(a)          Enter into any material agreements or material contracts relating to the Specified Asset (for the avoidance of doubt, including, without limitation, any managed care contracts, co-promotion agreements, agreements related to a contract sales force and any other agreement conferring promotional rights for the Specified Asset, and any amendments to any of the foregoing);

(b)          Increase the pricing with respect to the Specified Asset by more than five percent (5%) per calendar year;

(c)          To the extent under its control, permit channel inventory of the Specified Asset to increase for a period greater than twenty-six (26) days;

(d)          Make any modification to the accounting methodology used with respect to the Specified Asset from the accounting methodology used as of the Closing Date. and

(e)          Make any other material strategic decision or contract for the Specified Asset.”

For any matter(s) requiring Administrative Agent’s prior written consent under this Section 8.19(a)-(e), Administrative Agent shall provide its response within seven (7) business days of receiving a written request from the Loan Parties. Except to the extent the prior written consent of Administrative Agent is explicitly required by this Agreement or this Section 8.19, the Loan Parties shall have sole discretion over day-to-day operational matters with regard to the Specified Asset and Loan Parties shall not be obligated to obtain the prior written consent of Administrative Agent on such matters.

2.          Conditions Precedent to Effectiveness. The effectiveness of this Amendment shall be subject to the following conditions precedent:

(a)          Agent shall have received this Amendment, duly executed by Borrower, the Parent and the Lenders;

(b)          All written certificates and written statements heretofore furnished to Agent or any Lender by or on behalf of any Loan Party for purposes of or in connection with this Amendment or any transaction contemplated hereby do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (it being recognized that the projections and forecasts provided by the Loan Parties in good faith and based upon reasonable assumptions are not viewed as facts and that actual results during the period or periods covered by such projections and forecasts may differ from the projected or forecasted results);

(c)          Each of the representations and warranties in Section 4 of this Amendment shall be true, accurate and complete;

(d)          The Loan Parties shall have paid to Agent and the Lenders all fees, charges, and other expenses which are then due and payable pursuant to the Credit Agreement, including without limitation the reasonable and invoiced out-of-pocket costs and expenses of Agent and the Lenders party hereto, and the reasonable fees and disbursements of counsel to Agent and the Lenders party hereto , in connection with the negotiation, preparation, execution and delivery of this Amendment and any other documents to be delivered in connection herewith on the Fifth Amendment Effective Date or after such date, provided however, that all such fees, charges and expenses shall be capped at $15,000.00; and

(e)          The Loan Parties shall have delivered such other documents, information, certificates, records, permits, and filings as Agent may reasonably request.

3.          Post-Closing Requirements. The Loan Parties hereby covenant and agree that by the date that is thirty (30) days following the date hereof (or such later date as Agent may agree in writing in its sole discretion):

(a)
Agent shall have received a certificate from an officer (or another authorized person) of each Loan Party certifying as to (i) the names and signatures of each officer or authorized signatories of the Loan Parties authorized to execute and deliver this Amendment and all documents executed in connection therewith, (ii) the Organizational Documents (as defined in the Credit Agreement) of each Loan Party attached to such certificate are complete and correct copies of such Organizational Documents as in effect on the date of such certification, (iii) the resolutions of each Loan Party’s board of directors or other appropriate governing body approving and authorizing the execution, delivery and performance of this Amendment and the other documents executed in connection therewith, and (iv) certificates attesting to the good standing of each Loan Party in each applicable jurisdiction, together with, if applicable, related tax certificates;

(b)	Agent shall have received an updated Perfection Certificate executed by each Loan Party; and

(c)	Agent shall have received a duly executed legal opinion of the Loan Parties’ counsel, addressed to Agent and Lenders, addressing matters Agent may reasonably request.

Each Loan Party hereby agrees that failure to comply with the requirements set forth in Section 3 of this Amendment shall constitute an immediate and automatic Event of Default.

4.          Representations and Warranties. The Borrower hereby represents and warrants to the Agent and each Lender (before and after giving effect to this Amendment) that:

(a)          The Borrower has the corporate power and authority, and the legal right, to execute, deliver and perform this Amendment and to obtain extensions of credit under the Credit Agreement as amended by this Amendment;

(b)          The Borrower has taken all necessary corporate action to authorize the execution, delivery and performance of this Amendment;

(c)          No consent or authorization of, filing with, notice to or other act by, or in respect of, any Governmental Authority or any other Person is required in connection with this Amendment, the extensions of credit under the Credit Agreement or the execution, delivery, performance, validity or enforceability of this Amendment, or the performance, validity or enforceability of the Credit Agreement, except consents, authorizations, filings and notices which have been obtained or made and are in full force and effect;

(d)          This Amendment has been duly executed and delivered on behalf of the Borrower. This Amendment and the Credit Agreement constitute the legal, valid and binding obligations of the Borrower and the other Loan Parties party thereto and are enforceable against the Borrower and the other Loan Parties party thereto in accordance with their terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law);

             (e)          Each of the representations and warranties made by the Borrower herein or in or pursuant to the Loan Documents is true and correct in all material respects on and as of the Fifth Amendment Effective Date as if made on and as of such date (except that any representation or warranty which by its terms is made as of an earlier date shall be true and correct in all material respects as of such earlier date);

(f)          No Default or Event of Default has occurred and is continuing, or will result from this Amendment or any extension of credit under the Credit  Agreement.

5.          Waiver. Subject to the satisfaction of the conditions set forth in Section 2 of this Amendment, Agent and Lenders hereby waive the Existing Defaults.

6.	Miscellaneous.

(a)
Loan Documents Otherwise Not Affected; Reaffirmation. Except as expressly amended pursuant hereto or referenced herein, the Credit Agreement and the other Loan Documents shall remain unchanged and in full force and effect and are hereby ratified and confirmed in all respects. The Lenders’ and Agent’s execution and delivery of, or acceptance of, this Amendment shall not be deemed to create a course of dealing or otherwise create any express or implied duty by any of them to provide any other or further amendments, consents or waivers in the future. The Borrower and Parent hereby reaffirms the grant of security under the Collateral Documents and hereby reaffirms that such grant of security in the Collateral secures all Obligations under the Credit Agreement, including without limitation any Loans funded on or after the Fifth Amendment Effective Date, as of the date hereof.

(b)
Release. In consideration of the agreements of Agent and each Lender contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower and Parent, each on behalf of itself and its successors, assigns, and other legal representatives, hereby fully, absolutely, unconditionally and irrevocably releases, remises and forever discharges Agent and each Lender, and its successors and assigns, and its present and former shareholders, affiliates, subsidiaries, divisions, predecessors, directors, officers, attorneys, employees, agents and other representatives (Agent, Lenders and all such other persons being hereinafter referred to collectively as the “Releasees” and individually as a “Releasee”), of and from all demands, actions, causes of action, suits, covenants, controversies, agreements, promises, sums of money, accounts, bills, reckonings, damages and any and all other claims, counterclaims, defenses, rights of set-off, demands and liabilities whatsoever of every name and nature, known or unknown, suspected or unsuspected, both at law and in equity, which Borrower and Parent, or any of their successors, assigns, or other legal representatives may now own, hold, have or claim to have against the Releasees or any of them for, upon, or by reason of any circumstance, action, cause or thing whatsoever which arises at any time on or prior to the day and date of this Amendment, including, without limitation, for or on account of, or in relation to, or in any way in connection with, the Credit Agreement, or any of the other Loan Documents or transactions thereunder or related thereto. Borrower and Parent understand, acknowledge and agree that the release set forth above may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release. Borrower and Parent agree that no fact, event, circumstance, evidence or transaction which could now be asserted or which may hereafter be discovered shall affect in any manner the final, absolute and unconditional nature of the release set forth above.

(c)
No Reliance. Borrower and Parent hereby acknowledge and confirm to Agent and the Lenders that the Borrower and Parent are executing this Amendment on the basis of their own investigation and for their own reasons without reliance upon any agreement, representation, understanding or communication by or on behalf of any other Person.

(d)	Binding Effect. This Amendment binds and is for the benefit of the successors and permitted assigns of each party.

(e)
Governing Law. THIS AMENDMENT AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AMENDMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(f)
Complete Agreement; Amendments. This Amendment and the Loan Documents represent the entire agreement about this subject matter and supersede prior negotiations or agreements with respect to such subject matter. All prior agreements, understandings, representations, warranties, and negotiations between the parties about the subject matter of this Amendment and the Loan Documents merge into this Amendment and the Loan Documents.

(g)	Severability of Provisions. Each provision of this Amendment is severable from every other provision in determining the enforceability of any provision.

(h)
Counterparts. This Amendment may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, is an original, and all taken together, constitute one Amendment. Delivery of an executed counterpart of a signature page of this Amendment by facsimile, portable document format (.pdf) or other electronic transmission will be as effective as delivery of a manually executed counterpart hereof.

(i)	Loan Documents. This Amendment and the documents related thereto shall constitute Loan Documents.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

BORROWER:

REDHILL BIOPHARMA INC.

By:  /s/ Rick D. Scruggs       /s/ Alexis Bucholtz
Name: Rick D. Scruggs             Alexis Bucholtz
Title:   President & CCO           Director, Finance
           U.S. Operations

GUARANTOR:

REDHILL BIOPHARMA INC.
By: /s/ Micha Ben Chorin
Name: Micha Ben Chorin Title: CFO

AGENT:

HCR Collateral Management, LLC.

By: /s/ Christopher A. White
Name: Christopher A. White Title: Authorized Signatory

Lenders:

HCR Stafford Fund, L.P.
By: HCR Stafford Fund GP, LLC, its general partner

By: /s/ Christopher A. White
Name: Christopher A. White Title: Authorized Signatory

[Signature Page to Consent]

HCR Stafford Fund, L.P.
By: HCR Stafford Fund GP, LLC, its general partner

By: /s/ Christopher A. White
Name: Christopher A. White Title: Authorized Signatory

HCR Molag Fund, L.P.
By: HCR Molag Fund GP, LLC, its general partner

By: /s/ Christopher A. White
Name: Christopher A. White Title: Authorized Signatory

HCR Overflow Fund, L.P.
By: HCR Overflow Fund GP, LLC, its general partner

By: /s/ Christopher A. White
Name: Christopher A. White Title: Authorized Signatory

HealthCare Royalty Partners IV, L.P.
By: HealthCare Royalty Partners IV, LLC, its general partner

By: /s/ Christopher A. White
Name: Christopher A. White Title: Authorized Signatory

HCR Stafford Fund, L.P.
By: HCR Stafford Fund GP, LLC, its general partner

By: /s/ Christopher A. White
Name: Christopher A. White Title: Authorized Signatory

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